SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or l5d-16 of
                      the Securities Exchange Act of 1934

                                 8 October, 2004

                                CORUS GROUP plc
                (Translation of Registrant's Name into English)

                                  30 Millbank
                            London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                             Form 20-F X Form 40-F
                                      ---         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes      No X
                                       ---     ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide
                 an attached annual report to security holders)

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l01(b)(7):

                                    Yes      No X
                                       ---     ---

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes      No X
                                       ---     ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - )


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8 October 2004


Corus Group plc (the "Company")

SECTION 198 COMPANIES ACT 1985 - DICLOSURE OF INTERESTS IN SHARES

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfilment of the obligations imposed under Section 198 of the Companies Act 1985 (the Act).

Corus has today been notified that on 27 September 2004 CSFB (as defined below) holds the following interests in the issued share capital of the Company:

     1. Credit Suisse First Boston Equities Limited ("CSFBEq"); 153,104,724 shares. This includes 131,985,300 shares in which CSFBEq is interested under Section 208(5) of the Act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

     2.  Credit Suisse First Boston International ("CSFBi"): 3,706,528 shares.

     3. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 2,215,297 shares.

CSFB now holds a total interest of 159,026,549 shares, being equivalent to approximately 3.58% of the issued share capital of the Company (based on the number of shares in issue being 4,436,388,357).

CSFBEq, CSFBi and CSFBEL are members of the Credit Suisse First Boston group of companies ("CSFB"). Those group companies which are direct or indirect holding companies of CSFBEq, CSFBi and CSFBEL are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEq, CSFBi and CSFBEL are interested.

END

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        CORUS GROUP plc


Date: 8 October, 2004                   By Theresa Robinson
                                           ---------------------------
                                           Name: Mrs T Robinson
                                           Group Secretariat Co-ordinator